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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 12 November 2003

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	12 November 2003
Number	34/03

BHP Billiton Announces Oil Find

with Shenzi-2 Appraisal Well in the Gulf of Mexico

BHP Billiton today announced the results of its first appraisal well on the Shenzi field, discovered last year in the deepwater Gulf of Mexico.

Shenzi-2 began drilling on September 22, 2003, on Green Canyon Block 653 with the BHP Billiton operated drillship CR Luigs. The well is located in water depths of 4,238 feet and was drilled to a total depth of 25,500 feet; encountering approximately 500 feet of net oil pay in a 1,250 foot gross hydrocarbon column of lower Miocene reservoir sandstones.

Phil Aiken, CEO of BHP Billiton Petroleum said today, "We have drilled a successful appraisal well on one of our operated discoveries, and this well result, with excellent quality reservoirs that were appreciably thicker than those encountered in the first Shenzi well, has significantly extended the scale of the oil accumulation discovered by Shenzi-1. The discovery is located along the same geologic trend as our Mad Dog, Atlantis and Neptune fields, and whilst further appraisal drilling will be required to fully define the reserve size, we will be working with our partners to begin studying possible development options."

Following well logging operations and other data collection activities, the partners are planning to drill a sidetrack out of the existing well bore.

BHP Billiton is the designated operator at Shenzi and holds a 44 percent interest in the field. Amerada Hess (NYSE: AHC) and BP each hold 28 percent interest. Shenzi-2 is located approximately two miles southwest of the discovery well Shenzi-1, which encountered a gross hydrocarbon column of 465 feet with 140 feet of net pay.

BHP Billiton's exploration and development portfolio in the Gulf of Mexico includes the development of the Mad Dog (BHP Billiton share 23.9%) and Atlantis (BHP Billiton share 44%) fields that are due to start production in 2005 and 2006 respectively, and a full appraisal programme on its operated discoveries at Neptune, Vortex, Cascade, and Chinook. BHP Billiton is among the top leaseholders in the deepwater Gulf with interests in more than 400 blocks.

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Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com
Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 408 313 259 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
 Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 12 November 2003